October 2, 2013

David R. Humphrey

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Independent Film Development Corporation

Form 10K for the year ended September 30, 2012

Filed January 15, 2013

File No. 000-53103

Dear Mr. Humphrey,

The company is in receipt of your comment letter of September 9, 2013. The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments:

  We have amended our Form 10-K for the year ended September 30, 2012. The audit opinion has been revised to refer to the restated September 30, 2011 financial statements as being audited.

  We have amended the financial statements to note that the period September 14, 2007 (inception) through September 30, 2012 is “unaudited” to alleviate the need to include the predecessor’s report.

  Our predecessor auditor did not audit the restated financial statements. The last two years of audited financial statements, audited by our present auditor, have been presented in accordance with Item 8-02 of Regulation S-X.

  Management takes responsibility of the fair value calculation of our derivative financial instruments. The references to the outside party have been removed.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Rachel Boulds

Rachel Boulds

Chief Financial Officer